BUZZ HPC Launches Another NVIDIA Hopper GPU Cluster, as One of Canada's Leading Sovereign AI Clouds

This news release constitutes a "designated news release" for the purposes of the Company's amended and restated prospectus supplement dated May 14, 2025 to its short form base shelf prospectus dated September 11, 2024.

Toronto, Ontario--(Newsfile Corp. - June 24, 2025) - BUZZ High Performance Computing ("BUZZ HPC"), a wholly owned subsidiary of HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (referred to as the "Company" or "HIVE"), today announced the launch of another NVIDIA Hopper GPU cluster in Quebec - one of three supercomputing clusters it operates across Canada and Sweden. As a NVIDIA Cloud Partner, BUZZ HPC is one of the few Canadian sovereign artificial intelligence ("AI") platforms operating at scale, supporting national innovation through secure, high-performance infrastructure based in Canada. The new cluster featuring NVIDIA Hopper GPUs and scaled with the high-performance NVIDIA Quantum-2 InfiniBand networking platform, is operating near full utilization since launch. BUZZ HPC is rapidly expanding its capacity.

Since 2023, BUZZ HPC has been developing its high-performance computing ("HPC") infrastructure in Canada through the establishment of HPC data centres spanning multiple time zones and languages, through its facilities located in the Provinces of Quebec and New Brunswick. Consequently, management believes that it has positioned itself as a key pillar of Canada's AI ecosystem. BUZZ HPC proudly supports a global community including venture-backed startups, universities, and research teams who are advancing the frontiers of AI and HPC applications. BUZZ HPC's customers rely on BUZZ HPC for flexible and scalable on-demand access to GPU clusters, whether by the hour or through long-term fixed contracts.

Built for Scale. Proven Experience. Canadian Sovereignty.

Our origin as HIVE began with a deployment of approximately 130,000 GPUs in 2018 and has since evolved to operate advanced, large-scale NVIDIA GPU clusters for AI applications, composed of NVIDIA Ampere, NVIDIA Hopper, and very soon, NVIDIA Blackwell GPUs. These GPUs accelerate everything from academic research to enterprise AI applications.

Well before the current wave of AI investment, BUZZ HPC was focused on the inclusion of renewable energy and digital services. Its infrastructure supports both early-stage startups and global enterprises, with the benefit of data residency remaining in Canada.

"Amid what Management believes is growing demand for domestic AI capacity, this latest cluster supports key sectors such as generative AI, autonomous systems, legal tech, genomic medicine, customer service automation, and research institutions focused on machine learning and health sciences," said Frank Holmes, Executive Chairman of HIVE.

Why BUZZ HPC Stands Apart:

  Sovereign AI Cloud: All infrastructure and data remain within jurisdictions of Canada.
  AI-Ready Infrastructure: Cutting-edge accelerated computing infrastructure optimized for large-scale AI workloads.
  Academic & Commercial Focus: Trusted by universities, startups, and enterprise clients.
  Nationwide Economic Impact: Enabling local innovation with global reach.
  A Focus on Renewable Energy: BUZZ HPC bridges the gap between AI and renewable energy sources by fueling 100% of its datacenters with hydroelectric power.

Supporting Canada's AI Future

"BUZZ HPC delivers a sovereign AI solution rooted in Canada-with global capability," said Craig Tavares, President and COO. "We empower Canadian innovators while supporting international partners who share our vision for secure, scalable AI."

BUZZ HPC is already driving advancements in AI. Its next-generation infrastructure is a cornerstone of Canada's AI sovereignty and global competitiveness. Through its website, buzzhpc.ai, BUZZ HPC is now offering free and subsidized HPC credits to Canadian companies, research institutions, and startups to help reduce the financial and technical barriers to accessing cutting-edge computing power for AI.

BUZZ HPC: Canada's AI Cloud. Sovereign. Scalable. Ready.

To learn more or partner with BUZZ HPC, visit buzzhpc.ai or contact info@buzzhpc.ai.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: the business goals and objectives, corporate strategies and progress of BUZZ HPC; and other forward-looking information concerning the intentions, plans and future actions of BUZZ HPC and HIVE in general.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to: the inability to scale the HPC business of BUZZ HPC on an economic and timely basis and achieve the desired operational performance; a failure to secure long-term contracts associated with HPC customers on terms which are economic or at all; the construction and operation of newBUZZ HPC facilities may not occur as currently planned, or at all; expansion of existing BUZZ HPC facilities may not materialize as currently anticipated, or at all; the volatility of the digital currency market in respect of HIVE's operations; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of newinformation, future events or otherwise, other than as required by law.

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